January 5, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 310-8007.

Dennis A. Klejna
Refco Group Ltd., LLC
One World Financial Center
200 Liberty St., Tower A
New York, NY 10281

Re:	Refco Group Ltd., LLC/Refco Finance Inc.
	Form S-4 amended December 10, 2004
	File No. 333-119701


Dear Mr. Bennett:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on this filing
1. We are in the process of evaluating the appropriateness of your accounting treatment for the Transactions consummated on August 5, 2004. We may have further comments.

Cover Page
2. We note that you are registering the guarantee by your non-regulated subsidiaries. Add disclosure substantially similar to the heading to the first risk factor on page 15.

Risk Factors - page 13
3. We note that in the latest stub period you generated negative cash flow from operations. Consider adding a risk factor that discusses any trend in declining cash flow upon your ability to make interest payments on either your senior debt or on the notes.

Our substantial indebtedness could adversely affect or financial health - page 13
4. Revise this risk factor to clarify whether the $80 million represents a monthly, quarterly or annual interest amount.
5. Please advise the staff what you mean by "future changes in prevailing interest rates could have a greater impact on our annual interest expense."

We depend almost entirely on the cash flow from our subsidiaries... - page 13
6. We note your revised disclosure that discusses the assets of your non-guarantor subsidiaries. Please revise this to note the consolidated assets and net-assets of your guarantor subsidiaries.

Our compliance and risk management methods might not be effective
-
page 22
7. Revise this risk factor to note whether there are any specific reasons that management believes that its control procedures or other risk management methods might not be effective.

Unaudited Pro Forma Consolidated Financial Statements - page 42
8. We note your response to comment 35, including your revisions on page 42 regarding the "rollover equity investment" of $382.5 million by Phillip Bennett. Your use of this terminology to describe Mr. Bennett`s pre-existing investment in Refco Group Holdings could be confusing to investors. Please revise your use of such terminology throughout this section to more clearly explain that this was his pre-existing holdings and not a new or additional investment.
9. Please revise your narrative on page 42 to disclose that the results of operations for Forstmann-Leff are presented as discontinued operations in your financial statements as well as pro forma presentation.

Selected Historical Financial Data - page 48
10. Your supplemental response to comment 47 as well as your disclosures on page 50 indicate that you believe that the presentation of EBITDA as a performance measure is meaningful to investors because the amounts excluded are for "long-term debt interest, taxes and depreciation that do not reflect the Company`s operating performance but rather the financing of its capital structure, its historical capital expenditures or its accounting for income taxes." However, all of these amounts are in fact key components of your results of operations on a recurring basis. As noted in the guidance of Question 8 of the Non-GAAP FAQ on our website, the staff believes it would be difficult for management to support the usefulness of such a measure. Your response to date has not demonstrated the usefulness of EBITDA as a performance measure.
Accordingly, absent a more persuasive demonstration of its usefulness, this measure would appear to be prohibited by Item 10(e)
of Regulation S-K.

Management`s Discussion and Analysis

Factors Affecting Our Results - Acquisitions - page 53
11. We note the revisions you made in response to prior comment
48,
in which you have quantified the impact of your recent acquisitions in terms of volume and revenues. These disclosures alone, however, do not support your assertion that each of the acquisitions you have completed since 1999 has been immediately accretive to "operating income." As previously requested, please revise to quantify the impact of those acquisitions on operating income for the last two years.

Liquidity and Capital Resources - page 62
12. We note that you will have far greater demand for cash with the added interest payments you must make after the "transactions."
We
also note that your cash position declined and your operations used cash rather than generating positive cash flows. Expand to clarify why you report negative cash flow after August 2004. Also, please include managements assessment of whether this is a trend. Also, please clarify how the cash flow trends might affects your ability to meet your debt service obligations.

Business - page 74
Competitive Strengths - page 78
13. We note your response to prior comment 59. However we are not able to agree that the presentation in this section presents a balanced view of the company and its prospects. Particularly, you use of subheadings like "Leading Global Market Position," "Strong Customer Relationships" and "Significant Free Cash Flow" tend to highlight positive information at the expense of a more balanced presentation of the company`s prospects, particularly for the company`s subordinated debt holders. Please revise the headings to present a more balanced introduction to the relevant topics.

Significant Free Cash Flow and Ability to Reduce Financial
Leverage -
page 79
14. We note your discussion of EBITDA and your claimed ability to reduce leverage. However, the numbers appear to represent results that predate the transactions, which substantially increased your interest expense. Also, we note that you generated negative cash flow from operations in the first period following the transactions.

Capitalize on Shift to Electronic Trading - page 80
15. Expand this section to discuss, in greater detail, your current use of technology, your investment in improving technology and to discuss why you believe you would have a competitive advantage as the trading market begins to rely more on electronic trading.

Refco Alternative Investments - page 84
16. Please clarify whether Refco or its subsidiaries have any exposure to the assets of the portfolio discussed in your revised disclosure. Also, please note the fees charged by Refco
Alternative
investments for the noted fund.
17. Please confirm that the fund noted is the only large investment offered by Refco Alternative Investments at this time.

Note B - Summary of Significant Accounting Policies
Basis of Preparation - page F-7
18. Please revise the third paragraph in this section to more clearly disclose what "discontinued operations reporting" means. For example, clarify that for financial statement purposes, the assets, liabilities, results of operations and cash flows from this business have been segregated from those of continuing operations and presented separately as discontinued operations.
19. Please revise this section or Note N to provide the disclosures required by paragraph 47 of SFAS 144. Specifically disclose the following:
* Present the carrying amounts of the major classes of assets and liabilities that are included in Assets of Discontinued Operations and Liabilities of Discontinued Operations in accordance with paragraph 47(a) of SFAS 144.
* Disclose the amounts of revenue and pretax profit or loss reported in discontinued operations for each period presented in accordance with paragraph 47(c) of SFAS 144.


Identifiable Intangible Assets - page F-11
20. We note your response to prior comment 82 and that the MacFutures trade name was rebranded as a result of the Transactions. This seems to imply that the MacFutures name will no longer be used, and as a result, the associated tradename no longer has any value. Supplementally tell us how the rebranding has impacted your use of this tradename. Please revise to more clearly disclose how you have reflected the impairment resulting from this rebranding, or explain how you determined that no such impairment had occurred.

Recently Issued Accounting Pronouncements - page F-12
21. We refer to prior comment 87 and your supplemental response thereto. Supplementally explain how you determined that the management fees you receive from hedge funds with which you have investment management agreements, are not variable interests. Specifically address how you considered each of the criteria set forth in paragraphs B19 and B20 of FIN 46(R).
22. Please address the following with respect to your clearing and brokering services as discussed in your supplemental response to prior comment 87:
* Supplementally clarify how you determined that none of the customers to which you provide clearing or brokering services meet the definition of a VIE. We are not aware of any provisions within
Rule 15c3-3 that provide a scope exception from FIN 46(R) for those entities meeting the definition of a "customer."
* To the extent that you do provide clearing or brokering services to
VIEs, supplementally explain how you considered the criteria in paragraph B22 of FIN 46(R) in determining whether you hold a "variable interest" in such VIEs.

Note I - Derivative Activities, Off Balance Sheet and Concentration of Credit Risk - page F-23
23. We note your response to prior comment 96 and the revisions you made on page F-23. It is unclear from your disclosures whether you have applied the recognition and initial measurement provisions of FIN 45 to your guarantees. Although you may believe that it is unlikely that you will ever have to perform under these guarantees, paragraph 9 of FIN 45 still requires you to recognize (at fair value) a liability for these guarantees even though it is not probable that payments will be required. Please revise to confirm, if true, that you have applied the initial recognition and measurement provisions of the Interpretation, but have not recorded a liability for these guarantees because the estimated fair value of such guarantees was zero.



Interim Financial Statements

Note F - Commitments and Contingencies - page F-47
24. Please revise to address the following regarding your response to comment 95 and the verdict received in the litigation described on pages F-22 and F-47:

* Your disclosures state that a separate trial to determine damages is set for the fall of 2004. Please revise your interim footnotes to update this information regarding this separate trial.

* Supplementally tell us why a separate trial was necessary to determine the damage for the initial verdict that determined your liability in this matter.

* We note your statement that management does not believe it is probable that the initial verdict will be upheld. In addition to this statement, please revise your disclosures on pages F-47 to clearly state whether management believes it is probable that a material loss will result from the final verdict.
* If you are able to make such an assertion and you continue to believe that no amounts need to be accrued under SFAS 5 for this litigation, please provide us with your full basis for making that assertion.

* Please revise your Liquidity section on page 62 to disclose the impact that the payment of the plaintiffs alleged damages of $45 million would have upon your liquidity and cash flows. Clearly disclose whether any amounts have been set aside in escrow.

Note G - Restricted Units - page F-48
25. Please revise to provide the disclosures required by paragraphs
46-48 of SFAS 123 with respect to the issuance of your Class B
Common
Units to employees.

Exhibits
26. In order for the staff to complete its review, please provide us with a copy of your Item 601(b)(5) legal opinion as soon as possible.




*	*	*





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, at (202) 942-1816 if you have questions regarding comments on the financial statements and related matters.  You may contact Christian Windsor, Staff Attorney, at
(202)
942-1974 or me at (202) 942-1779 any other questions regarding this review.


						Sincerely,



						Barry McCarty
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (212) 310-8007
Todd R. Chandler, Esq.
Alexander Lynch, Esq.
Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
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Refco Group Ltd., LLC
Dennis A. Klejna
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